Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
March 6, 2013

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$600 million Floating Rate Senior Notes Due January 12, 2015

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$600 million
Trade Date:	March 6, 2013
Settlement Date (T+3):	March 11, 2013
Maturity Date:	January 12, 2015
Coupon:	3-Month USD LIBOR + 7 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and Interest Reset Dates:

Quarterly on the 12th of January, April, July and October, commencing on July 12, 2013 and ending on the maturity date. The interest rate in effect for the initial interest period is based on an interpolated rate between 4-month and 5-month USD LIBOR + 7 bps.

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	March 7, 2013
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000%
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from March 11, 2013
Net Proceeds ($):	$599,400,000 plus accrued interest from March 11, 2013
CUSIP:	24422ESA8
Joint Book-Running Managers:	Barclays Capital Inc.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Co-Managers:	BNP Paribas Securities Corp.
Morgan Stanley & Co. LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.